# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Firsthand Technology Value Fund, Inc., CIK 0001495584
CUSIP: 33766Y100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 150 Almaden Blvd., Suite 1250, San Jose, California (CA), 95113
Date of event which requires filing of this statement: 03/21/2025
Filed by CIK 0001915673
Persons authorized to receive notices and communications: STAR EQUITY FUND, LP, 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9504

## Reporting persons
- STAR EQUITY FUND, LP (CIK 0001915673): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 2,029,829; sole dispositive power 2,029,829; aggregate amount beneficially owned 2,029,829 (29.4% of the class)
- STAR EQUITY FUND GP, LLC (CIK 0001956411): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 2,029,829; sole dispositive power 2,029,829; aggregate amount beneficially owned 2,029,829 (29.4% of the class)
- STAR INVESTMENT MANAGEMENT, LLC (CIK 0001956409): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 2,029,829; sole dispositive power 2,029,829; aggregate amount beneficially owned 2,029,829 (29.4% of the class)
- STAR EQUITY HOLDINGS, INC. (CIK 0000707388): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 2,029,829; sole dispositive power 2,029,829; aggregate amount beneficially owned 2,029,829 (29.4% of the class)
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 2,029,829; sole dispositive power 2,029,829; aggregate amount beneficially owned 2,029,829 (29.4% of the class)
- STAR VALUE, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 2,029,829; sole dispositive power 2,029,829; aggregate amount beneficially owned 2,029,829 (29.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Firsthand Technology Value Fund, Inc.
Address of issuer's principal executive offices: 150 Almaden Blvd., Suite 1250, San Jose, California (CA), 95113
Comment: The following constitutes Amendment No. 12 ("Amendment No.12") to the Schedule 13D filed by the undersigned on November 25, 2022 (the "Schedule 13D"). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 21, 2025, counsel for Star Equity Fund gave notice ("Notice of Suit") to potential class members, stockholders of the Issuer who purchased or acquired common stock of the Issuer between January 1, 2021 and November 14, 2023, of the filing of securities class claims, and other claims against the Issuer in the District of Maryland (Star Equity Fund, LP v. Firsthand Capital Management, Inc., et al., No. 1:25-cv-00677-SAG) (the "Firsthand Action"). The Notice of Suit is attached hereto as Exhibit 99.8 and is incorporated by reference.

On February 28, 2025, Star Equity Fund filed a complaint in the Firsthand Action (the "Complaint") seeking money damages and injunctive relief against the Issuer; Firsthand Capital Management Inc., the Issuer's investment advisor; Scalar LLC, the Issuer's valuation consultant; and certain of the Issuer's officers and directors, Kevin Landis, Nicholas Petredis, Greg Burglin, Kimun Lee, Rodney Yee and Omar Billawala (the "Firsthand Defendants") alleging, among other things, that the Firsthand Defendants, as the managers and/or service providers of the Issuer, violated their fiduciary duties and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The Firsthand Action alleges and seeks redress against the Firsthand Defendants for, among other things, hiding certain investment losses and publishing fraudulently inflated net asset values based on facially implausible valuations of certain of the Issuer's investments. On March 8, 2025 certain of the Firsthand Defendants accepted service, but as of the date hereof, not all of the Firsthand Defendants have accepted service of the Complaint.

Please reference the Firsthand Action Complaint filed with the District of Maryland in its entirety for complete information regarding the claims and allegations set forth therein. While certain aspects of the Firsthand Action remain under seal, a redacted version of the Firsthand Complaint has been made available on the public docket.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following:

99.8 Notice to Potential Class Members of Action against Issuer

## Signatures
- STAR EQUITY FUND, LP: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager of Star Equity Fund GP, LLC, the general partner of Star Equity Fund LP (03/21/2025)
- STAR EQUITY FUND GP, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (03/21/2025)
- STAR INVESTMENT MANAGEMENT, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (03/21/2025)
- STAR EQUITY HOLDINGS, INC.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., Chief Executive Officer (03/21/2025)
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (03/21/2025)
- STAR VALUE, LLC: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., CEO of Star Equity Holdings, Inc., the sole member of Star Value, LLC (03/21/2025)